UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2016

Commission File Number 001-34798

SMART TECHNOLOGIES INC.

3636 Research Road N.W.

Calgary, Alberta

Canada T2L 1Y1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form  20-F  ☒             Form  40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “COMMISSION”) AND INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-181530) OF SMART TECHNOLOGIES INC. FILED WITH THE COMMISSION, AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE COMMISSION, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS THE REGISTRANT SUBSEQUENTLY FURNISHES TO OR FILES WITH THE COMMISSION.

DOCUMENTS FURNISHED AS PART OF THIS FORM 6-K

In connection with its announcement of the financial results for the first quarter of its 2017 fiscal year, SMART Technologies Inc. is filing the following documents as Exhibits 99.1-99.4 to this Report on Form 6-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations;

Interim consolidated financial statements;

Certification of its principal executive officer; and

Certification of its principal financial officer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SMART TECHNOLOGIES INC.

By:	/s/ Matt Sudak
Name:	Matt Sudak
Title:	Vice President, Legal & General Counsel, and Corporate Secretary

Date: August 4, 2016

Exhibit Index

99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations.

99.2	Interim consolidated financial statements of SMART Technologies Inc. for the three months ended June 30, 2016 and 2015.

99.3	Rule 13a-14(a) Certification of principal executive officer of SMART Technologies Inc.

99.4	Rule 13a-14(a) Certification of principal financial officer of SMART Technologies Inc.

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